TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996  Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com
NEWS RELEASE

Teryl Resources
Corp. (the “Company”)

TSX Venture Exchange: TRC.V
OTCBB: TRYLF

TERYL RESOURCES CORP. ANNOUNCES DRILLING TO COMMENCE ON THE

WESTRIDGE PROPERTY, FAIRBANKS, ALASKA

Immediate Release: June 20, 2012 - Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC.V, OTCBB: TRYLF) is pleased to announce that gold exploration work programs are to commence this month on the Company's Westridge Claims, located in Fairbanks, Alaska.

Metallogeny, Inc. of Fairbanks, Alaska has been contracted by Teryl to conduct this mineral exploration work for the Company

The proposed inital work programs will include:

1.	Locating and surveying historic drill holes on the ground within the claim block.
2.	A reconnaissance drilling program via a small diameter winkie drill rig.
3.	Preparing the project for subsequent advanced exploration drilling, including fixing the access road and locating useable water sources.
4.	Conducting a general reconnaissance of the placer potential on Moose Creek.
5.	Securing a NQ diamond drill or a reverse circulation drill to test for lode gold potential.
6.	A total of 760 metres (2,500 feet) of drilling is planned for this season.

Dave Adams, a CPG geologist who has previously worked on the property, will participate in the initial exploration phase. He will be working in conjunction with geologist Tara Hutchison to locate the proposed drill sites on the property.

Paul D. Gray, P.Geo., is a qualified person as defined in NI 43-101 and also qualified under the rules stated by the U.S. Securities Commission (“SEC”), and has verified the data contained in this news release for accuracy.

ABOUT THE WESTRIDGE PROPERTY

The Westridge Property is a road accessible gold prospect located in the Fairbanks Mining District of Alaska. Creeks in the area such as Dome, Fox, Steamboat, and Flume creeks have been mined extensively for placer gold in the past. Limited past gold exploration in the 1990’s through 2003 indicate shear and intrusive hosted gold mineralization at the Old Glory Prospect, Black Dome Prospect, East Anomaly, West Anomaly and the Moose Creek Anomaly within the Westridge Property. The True North Mine of Fairbanks Gold Mining Incorporated ("FGMI"), a wholly owned subsidiary of Kinross Gold Corporation via a 100% ownership of the True North Venture, is located approximately 3.5 kilomtres (two miles) to the northeast of the Westridge Property.

ABOUT TERYL RESOURCES

Teryl Resources Corp. symbol TRC.V TSX Venture – has several gold prospects in Alaska near the Kinross Fort Knox Mine, a 100% interest in the Westridge property (located near the Fort Knox mine); a 50% option on the Fish Creek property, adjacent to the Gil property. Teryl sold its 20% interest in the Gil property Fairbanks, Alaska, to date $2.5 million dollars has been received of the $15 million from the 1% NSR of the property, thereafter Teryl retains a ½ of 1% royalty for the life of the mine; a 10% net profit interest in the Stepovich claims, near the Fort Knox deposit; and a 40% interest in a silver property located in Northern B.C. adjacent to Silvercorp’s silver lead zinc discovery, including a 10% NPI. Teryl has a small revenue interest in three producing oil and gas wells in Texas with Anadarko Petroleum as the operator. See www.terylresources.com website for more detailed information.

ON BEHALF OF THE BOARD OF DIRECTORS John Robertson President

Press Release contact information: John Robertson President, Teryl Resources Corp. T: 800-665-4616 http://www.terylresources.com

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of reserve and resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Teryl, and changes in how they are interpreted and enforced, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in the Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com, and the Company’s 20-F annual report filed with the United States Securities and Exchange Commission at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities of the Company have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.